                                                   Registration No. 333-29635
                                                   Filed under Rule 424 (b) (3)

PROSPECTUS                    UNAPIX ENTERTAINMENT, INC.

                           4,245,975 Shares of Common Stock
              156,718 Class B Redeemable Common Stock Purchase Warrants

                        --------------------------------------

    The securities of Unapix Entertainment, Inc. of (the "Company"), to which
this Prospectus relate include:   (i) 3,732,309 shares ("Derivative Shares") of
the Company's common stock, $.01 par value per share (the "Common Stock"), and 9,500 Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants"), to be issued upon exercise or conversion of certain of the Company's derivative securities (the "Derivative Securities"), more particularly described in "Plan of Distribution" (such Class B Warrants issuable upon exercise of Derivative Securities are referred to as "Derivative Class B Warrants"); (ii) 513,666 shares of Common Stock to be offered by certain persons (see "Selling Security Holders") that were acquired by them in private placements of such shares in connection with the acquisition by the Company of Miramar Images, Inc. and the merger of A Pix Entertainment, Inc., ("A Pix") with and into the Company (the "Selling Security Holder Shares"); and (iii) 147,218 Class B Warrants (the "Selling Security Holder Class B Warrants") to be offered by certain persons (see "Selling Security Holders") that were acquired by them in private placements in connection with (i) investments in a joint venture to fund the acquisition by A Pix of distribution rights, (ii) the waiver of certain rights with respect to an entertainment project, and (iii) services being rendered to the Company (the Selling Security Holders Shares together with the Selling Security Holder Class B Warrants are referred to as the "Selling Holder Securities"; the Derivative Shares, Derivative Class B Warrants together with the Selling Security Holder Securities are referred to as the "Securities").

    Each Class B Warrant expires on June 22, 1998, and entitles the holder to purchase 1.05 shares of Common Stock for $4.50 (i.e. at an exercise price of $4.28 per share). The exercise price of the Class B Warrants is subject to adjustment in certain events pursuant to the antidilution provisions thereof. The Class B Warrants are redeemable at a price of $.10 per Class B Warrant, prior to their expiration, provided that (i) prior notice of not less than 30 days is given to the Class B Warrant holders; (ii) the closing high bid price of the Common Stock on each of the 20 consecutive trading days (or such lesser number of days with the consent of the underwriter in the Company's initial public offering, but not fewer than 10 consecutive trading days) ending on the third day prior to the date on which the Company gives notice has been at least $5.70; and (iii) Class B Warrant holders shall have exercise rights until the time and date fixed for redemption.

    The Selling Security Holder Securities may be sold from time to time by the Selling Security Holders, or by pledgees, transferees or other successors in interest, on the American Exchange (or such other exchange on which the Securities are listed at the time of sale), or in the over-the-counter market or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. See "Plan of Distribution."

    Additionally, this Prospectus has been prepared for use, with the prior consent of the Company, by certain holders of the Securities who may acquire the Securities and who may wish to sell such Securities in transactions in which they may (because of their relationship to the Company) be deemed to be underwriters within the meaning of the Securities Act of 1933 (the "Act").

    This Prospectus also relates to such additional Securities which may be issuable pursuant to anti-dilution provisions of the Derivative Securities which Securities are being registered hereby pursuant to Rule 416 promulgated under the Act.

    Other than proceeds equal to the exercise price of certain of the Derivative Securities when exercised, the Company will receive no cash proceeds from the distribution of the securities offered hereby. The Common Stock and the Class B Warrants are primarily traded on the American Stock Exchange ("AMEX") under the symbols "UPX" and "UPX.WS.B.," respectively. On June 13, 1997 the closing price for the Common Stock and the Class B Warrants on the AMEX was $4.4375 and $.875, respectively.

                 SEE "RISK FACTORS" PAGE 3 FOR CERTAIN MATTERS TO BE
                         CONSIDERED BY PROSPECTIVE INVESTORS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THE DATE OF THIS PROSPECTUS IS JULY 21 , 1997

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; and at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, in Washington, D.C. 20549, at prescribed rates. In addition, such reports and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. The Company's Common Stock and Class B Warrants are listed on the American Stock Exchange, 86 Trinity Place, New York, New York 10006, and reports, proxy statements and other information filed by the Company can also be inspected at the office of such exchange.

    The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto referred to herein as the "Registration Statement") under the Act, with the Commission covering the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.

                              __________________________

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR THAT PERSON TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.



                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 1-11976) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, as filed and as amended.

    2. The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

    3. The description of the Securities as set forth in a Registration Statement Form 8-A, as filed with the Commission on July 27, 1995, together with any amendments or reports for the purpose of updating such description.

    4. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute part of the registration statement or this Prospectus for purposes of the Act. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of that person, a copy of all documents incorporated by reference into this Prospectus, other than exhibits to those documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Unapix Entertainment, Inc., 200 Madison Avenue, New York, New York 10016, Attention:
Michael R. Epps, General Counsel (telephone (212) 252-7600).


                                     THE COMPANY

    The Company is primarily a worldwide licensor and distributor of feature films and television programs, principally for the television market (including free and pay television, cable and satellite) and the home video market (including video cassette and laser discs). The Company's current "library" of films and programs includes feature films, documentaries, children's programming, educational and special interest programming, musical concerts, comedy shows, adventure series, and classic films and serials (the "Properties").

    Prior to 1993, the Company primarily focused on the international distribution of older Properties. During 1993, the Company expanded its activities to exploit the increasing worldwide demand for television programming and home video products resulting from the fractionalization of the television viewing audience. A shift has occurred from mass audiences dominated by a few, free broadcast networks to niche audiences served by diverse cable, satellite and free television services, home video cassettes and other products.

    In order to capitalize on this evolution, during 1993 the Company implemented a plan to expand and diversify the Company's business into areas of domestic and foreign licensing, and domestic home video cassettes and laser disc distribution of newer Properties, including properties that are designed to appeal to a specific segmented audience. The Company has continued its expansion and diversification in each subsequent year by adding a significant number of newer Properties to its Library.

    In March 1997, the Company completed the acquisition of all of the capital stock of Miramar Images, Inc. ("Miramar"), which produces and distributes music videos and audio recordings primarily for the New Adult Contemporary Market, i.e., products that are designed principally to appeal to individuals over the age of 25.

    Currently, in addition to Miramar, the Company's operations consist principally of the following: the distribution of video cassettes to domestic home video rental stores via sales to wholesalers, which is conducted by A Pix Entertainment ("A Pix"); the distribution of Properties from the Company's library to foreign broadcasters and home video rental companies, which is conducted under the name of Unapix International; the licensing of Properties to the North American television market, which is conducted under the name Unapix North America; and the marketing of products that are intended to be purchased by consumers which is conducted by Unapix Consumer Products. During 1996, approximately 56% of the Company's revenues were attributable to A Pix.

    The Company was incorporated in Delaware on January 7, 1993 and is the successor to Majestic Entertainment, Inc., which was incorporated in California on January 6, 1986 and which was merged into the Company on March 23, 1993. The address of the Company's executive offices is 200 Madison Avenue, New York, New York 10016. The telephone number at that location is (212) 252-7600.


                                     RISK FACTORS

    The Securities offered hereby involve a high degree of risk. Prospective investors should carefully consider, along with the other information contained herein, the following risk factors before purchasing any Securities offered hereby:

    1. NATURE OF THE ENTERTAINMENT INDUSTRY. The entertainment programming and audio compact disc and tape distribution business involves a substantial degree of risk. The success of a product depends upon unpredictable and changing factors such as competition and audience acceptance, which may bear little or no correlation to the Company's production and other costs. Audience acceptance of the Company's products represents a response not only to the artistic components of the products, but also to the level of advertising and promotion by the distributor and availability of alternative forms of entertainment and leisure time activities, general economic conditions and public taste, and other intangible factors, all of which change rapidly and cannot be predicted with certainty. In addition, as a result of the Company increasing its resources to film and television product earlier in its production and acquisition stages, the possibility always exist that the finished product may be different from that which was initially envisioned. Therefore, there is a substantial risk that some or all of the Company's products may not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

    2. CAPITAL INTENSIVE INDUSTRY; ADDITIONAL FINANCING REQUIREMENTS. The entertainment programming and audio compact disc and tape distribution and licensing industry is capital intensive and requires significant expenditures of funds to establish a library of Properties from which revenues may be generated. The Company could be dependent upon future financing in order to compete more effectively in the marketplace. The Company's cash requirements have been and will continue to be significant. If additional funding is unavailable to the Company when needed, the Company could be required to curtail significantly one or more aspects of its operations and the Company's business and financial condition could be materially adversely affected. See Paragraph 7 below.

    3. COMPETITION. The Company currently competes with other television and home video licensing and distribution companies as well as other recording companies, including many of which have longer-standing relationships in the industry, significantly greater financial resources and more extensive libraries than the Company. There can be no assurance that the Company will be able to compete successfully against these other companies.

    4.   SHIFT IN STRATEGY.   Although members of management of the Company
have prior experience in film production, the Company has recently increased its involvement in film and television production activities with respect to which the Company has a limited track record. This shift in strategy toward an increased emphasis on motion picture production and acquisition may increase the rewards available to the Company, but may increase the risks as well.

    5.   DEPENDENCE UPON THE ACQUISITION OF RIGHTS TO PROPERTIES.   The
Company's business is dependent upon the acquisition of distribution rights to additional Properties in order to increase its library and thereby increase its ability to generate revenues. The Company's opportunity to acquire rights to additional Properties is limited by its financial resources, the suitability of available Properties to the Company's business focus and competition from similar companies.

    6. INCOME FORECAST; BASIS OF PRINCIPAL ASSETS; POSSIBLE FLUCTUATION IN OPERATING RESULTS. Included in the Company's assets at December 31, 1996 are unamortized film costs of $17,048,000 which include costs incurred for the production, acquisition and distribution of its Properties and other rights acquired from third parties. Amortization of these costs is based on the "individual film forecast method" of accounting. This method, which is prescribed by generally accepted accounting principles and is standard practice in the entertainment industry, requires management to project future revenues to be generated by the Company's Properties and to amortize the costs of the Properties based on the percentage that revenue recognized bears to total projected revenues. There can be no assurance that management's projection of future revenues will be realized. Moreover, if the Company subsequently determines that future revenues will be less than originally projected, an adjustment would have to be made in the carrying value of deferred costs which could materially affect operating results reported in the period such adjustment is made. Accordingly, there may be significant fluctuation in quarterly financial results reported by the Company as a result of such adjustments.

    7. OUTSTANDING CONVERTIBLE SECURITIES, WARRANTS AND OPTIONS. There are currently 5,764,590 shares of Common Stock outstanding. In addition, 504,668 shares of Common Stock are issuable upon conversion of outstanding shares of the Company's Series A 8% Cumulative Convertible Preferred Stock ("Preferred Stock A"), 3,793,000 shares of Common Stock are issuable upon exercise of outstanding Common Stock purchase warrants, 2,377,375 shares of Common Stock are issuable upon the exercise of outstanding Common Stock purchase options granted to employees of, and consultants to, the Company, 57,750 shares of Common Stock are issuable upon exercise of outstanding options to purchase Preferred Stock A and the conversion of the shares of Preferred Stock A acquired upon the exercise thereof, and 1,605,000 shares of Common Stock are issuable upon conversion of $7,222,500 principal amount of 10% Convertible Subordinated Notes due June 30, 2003.

    Furthermore, (i) $3,025,000 principal amount of Variable Rate Senior Subordinated Notes are currently outstanding, half of which (for a limited period of time during 1998) are convertible, at the holder's option, into shares of Common Stock at a conversion rate based upon the market price of the Common Stock during the last sixty (60) trading days of 1997, (ii) Robert Baruc, the President of A Pix, is entitled to receive 200,000 shares of Common Stock as a result of the merger of A Pix with and into the Company, and (iii) the Company has a stock option plan currently permitting the issuance of up to 600,000 shares of Common Stock, under which approximately another 160,000 options could be granted, (the Board has authorized an increase in the number of shares issuable under the plan by 275,000 shares, subject to stockholder approval).

    In addition, the Company is currently offering to a select group of accredited investors up to 20 units ("Units") of its securities, each priced at $250,000 and consisting of: (i) a $250,000 principal amount 10% Convertible Subordinated Note due June 30, 2004, convertible into Common Stock at a price of $5.00 per share (a "Note"); and (ii) warrants to purchase 25,000 shares of Common Stock at an exercise price of $6.00 per share expiring June 30, 2004 ("Warrants"). The Notes and Warrants, and the shares of Common Stock issuable upon the conversion or exercise of the Notes and Warrants are being offered in a private placement, pursuant to an exemption to the registration requirements of the Securities Act of 1933, as amended. The purchasers of the Units will have certain registration rights with respect to the shares of Common Stock issuable upon the conversion or exercise of the Notes or Warrants. There is no assurance that the private placement will be successfully completed.

    8. TERMINATION OF RIGHTS UNDER CERTAIN AGREEMENTS. Under the terms of certain of the Company's distribution agreements, the other party to the agreement, typically the producer, has the right to unilaterally terminate the agreement if certain levels of revenues are not attained over a fixed period of time through the Company's licensing and distribution of the Property to which the agreement relates. If these termination rights are exercised, such exercise could have a material adverse effect on the operations of one or more of the Company's divisions.

    9. DEPENDENCE UPON KEY PERSONNEL. The Company is highly dependent on the services of its Chairman of the Board, Herbert M. Pearlman, its President, David
M. Fox, its Managing Director of International Sales and Marketing, Scott Hanock, its Executive Vice President (and President of A Pix), Robert Baruc, and its Treasurer and Chairman of the Executive Committee, David S. Lawi. The loss of the services of one or more of Messrs. Pearlman, Fox, Hanock, Baruc, or Lawi would have a material adverse effect upon the Company's business. Presently, the Company has key man life insurance only on the lives of Messrs. Fox and Baruc in the amounts of $1,000,000 and $750,000, respectively.

    10.  CONTROL BY CURRENT STOCKHOLDERS, OFFICERS AND DIRECTORS.   The
executive officers and directors of the Company beneficially own an aggregate of approximately 42% of the Company's voting capital stock. Such a concentration of voting power could serve to perpetuate current management.

    11. POTENTIAL ANTI-TAKEOVER EFFECT OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW. The Company's Board of Directors is divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year. The directors may only be removed, prior to the expiration of their respective terms, for cause and by a vote of the stockholders. The Company's Certificate of Incorporation requires the affirmative vote of at least 80% of the outstanding shares of Common Stock to alter, amend or adopt any provision relating to the election, number or terms of directors comprising the Board of Directors. This classified board, the limited rights to remove directors and the super-majority voting required to change this structure could discourage, prevent or delay a change in control of the Company, which could have the effect of discouraging bids for the Company and thereby prevent stockholders from receiving the maximum value for their shares.

    The Company's Certificate of Incorporation also authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

    Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own), 15% or more of the corporation's voting stock. This provision of law could similarly discourage, prevent or delay a change in control of the Company, which could have the effect of discouraging bids for the Company and thereby prevent stockholders from receiving the maximum value for their shares.

    12. NO DIVIDENDS. The Company has not paid any cash dividends on its Common Stock to date and does not anticipate declaring or paying any cash
dividends on Common Stock in the foreseeable future.   The Company's credit
facility prohibits the payment of cash dividends.

    13.  POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS B WARRANTS.   The
Class B Warrants offered hereby are redeemable at a price of $.10 per Warrant, provided that: (i) prior notice of not less than 30 days is given to the Warrantholders; and (ii) the closing high bid price of the Common Stock on each of the 20 consecutive trading days (or lesser number of days with the consent of the Underwriter of the Company's initial public offering, but not less than 10 consecutive trading days) ending on the third day prior to the date on which the Company gives notice has been at least $5.70. Warrantholders have exercise rights until the time and date set for redemption. Notice of redemption of the Class B Warrants could force the holders to exercise their Class B Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell their Class B Warrants at the current market price when they might otherwise wish to hold the warrants, or to accept the redemption price which is likely to be substantially less than the market value of the Class B Warrants at the time of redemption.

    14.  CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION OR EXEMPTION
REQUIRED FOR EXERCISE OF CLASS B WARRANTS.   Holders of the Class B Warrants
will have the right to exercise their warrants for the purchase of shares of Common Stock only if (i) a current prospectus relating to such shares is then in effect and only if the shares are qualified for sale under the securities laws of the applicable state or states, or (ii) an applicable exemption from such registration and qualification requirements exist. The Company intends to keep effective under the Securities Act of 1933, as amended (the "Act"), a current prospectus which will permit the purchase and sale of the Common Stock underlying the Class B Warrants offered hereby, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of Common Stock underlying such warrants in those states in which such securities are to be offered, where no exemption otherwise exists, no assurance can be given that such qualification will occur. The Class B Warrants offered hereby may be deprived of any value if a prospectus covering the shares issuable upon the exercise thereof is not kept effective under the Act and current or if such underlying shares are not, or cannot be, registered in the applicable states and no exemption from such qualification or registration otherwise exists.

                                   USE OF PROCEEDS

    The Company will receive proceeds from the sale of those shares which are issuable upon exercise of the common stock purchase warrants and options included within the Derivative Securities. If all such Derivative Securities are exercised, the Company will receive aggregate gross proceeds of approximately $9,949,470. No assurance can be given, however, that all or any portion of such Derivative Securities will be exercised. If any such Derivative Securities are exercised, the Company intends to use the proceeds for general corporate purposes, which may include, but are not limited to, acquisitions of Properties, refinancing of indebtedness, working capital or other capital expenditures and acquisitions.


                              SELLING SECURITY HOLDERS

    The following table provides certain information with respect to the securities offered hereby by the Selling Security Holders (the "Selling Security Holders") (which information has been furnished to the Company by the Selling Security Holders and other sources which the Company has not verified). Because the Selling Security Holders may sell all or a portion of their securities pursuant to this Prospectus and the fact that this offering is not being underwritten on a firm commitment basis, the amount of securities that may be owned after the offering assumes that the Selling Security Holders will offer and sell all of the securities and not acquire any other securities issued by the Company. The securities offered by this Prospectus may be offered from time to time, in whole or in part, by the Selling Security Holders or by their transferees, as to whom applicable information will, to the extent required, be set forth in a Prospectus Supplement. See "Plan of Distribution."



                                                           CLASS B WARRANTS




                                                            Number of            Percent of
                         Class B                             Class B               Class B          Position, office or
                         Warrants                           Warrants              Warrants          relationship with the
                       Beneficially     Class B           Beneficially          Beneficially            Company and
                       Owned Prior      Warrants           Owned After          Owned After         affiliates during the
                          To the        that may               the                 the                      past
                        OFFERING(1)    BE OFFERED           OFFERING(1)          OFFERING(1)            THREE YEARS
                        -----------    ----------           -----------          -----------            -----------

David M. Fox             25,000          25,000                 ----                 ----          President, Chief Executive
                                                                                                   Officer and a Director of
                                                                                                   the Company.

The Mezzanine
Financial Fund,                                                                                    See Footnote (2)
L.P.                     34,468          34,468                 ----                 ----


Bishop & Co.             10,000          10,000                 ----                 ----          Larry Bishop, a Director of
                                                                                                   the Company is a general
                                                                                                   partner, of Bishop & Co.


Gray, Seifert &          10,000          10,000                 ----                 ----          Larry Bishop, a Director of
Co., Inc.Agent for                                                                                 the Company, is an executive
Betty B. Iselin                                                                                    officer of Gray, Seifert &
                                                                                                   Co., Inc.

Herbert M.
Pearlman                 93,333          45,000                48,333                3.7%          Chairman of the Board of the
                                                                                                   Company



                                                            Number of            Percent of
                         Class B                             Class B              Class B          Position, office or
                         Warrants                           Warrants             Warrants          relationship with the
                       Beneficially     Class B           Beneficially         Beneficially            Company and
                       Owned Prior      Warrants           Owned After          Owned After       affiliates during the
                          To the        that may               the                  the                    past
                        OFFERING(1)    BE OFFERED          OFFERING(1)          OFFERING(1)            THREE YEARS
                        -----------    ----------          -----------          -----------            -----------




David S. Lawi            39,167          22,750                16,417                1.3%          Chairman of the Executive
                                                                                                   Committee, Treasurer,
                                                                                                   Secretary and Director of
                                                                                                   the Company

______________________________________

(1) The amount and percentage of Class B Warrants beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days.

(2) The Mezzanine Financial Fund, L.P. ("Mezzanine") has provided loans and other financial accommodations to the Company, from time to time, during the past three years. Messrs. Pearlman and Lawi, executive officers and directors of the Company, and Mr. Murphy, the Company's Chief Financial Officer, are officers, directors and principal stockholders of the general partner of Mezzanine. Walter M. Craig, Jr., a director of the Company, is also an officer and director of the general partner of Mezzanine. In addition, Messrs. Pearlman and Lawi are executive officers, directors and principal stockholders of Helm Resources, Inc. ("Helm"), which presently owns approximately 9% of the limited partnership interests of Mezzanine. Mr. Craig is an officer and director of Helm and Mr. Murphy is an officer of Helm.



                                                       COMMON STOCK


                                                                         Number of         Percent of
                                Common Stock                               Shares            Shares
                                Beneficially                            Beneficially      Beneficially        Position, office or
                               Owned Prior To            Shares         Owned After       Owned After         Relationship to the
                                     the                that may            the               the              Company during the
                                 OFFERING (1)          BE OFFERED        OFFERING(1)       OFFERING(1)          PAST THREE YEARS
                                 ------------          ----------        -----------       -----------          ----------------

Critical Mass, L.L.C.              205,402              205,402             -----            -----              See Footnote (2)

Steven Churchill                    47,933               47,933             -----            -----              See Footnote (3)

Charles E. Walsh                    15,790               15,790             -----            -----              See Footnote (4)

G. Paul Sullivan                    13,074               13,074             -----            -----              See Footnote (5)

Garrison & Kelley, CPA's PLLC        5,640                5,640             -----            -----              See Footnote (6)

TRP General Partnership              5,629                5,629             -----            -----              See Footnote (7)

Eugene Krueger                       4,737                4,737             -----            -----              See Footnote (8)

Paul Speer                           4,066                4,066             -----            -----              See Footnote (9)

David Lanz                           3,219                3,219             -----            -----              See Footnote(10)

Baldwin & Associates, Inc.           3,158                3,158             -----            -----              See Footnote(11)

Jim McKeon                           1,500                1,500             -----            -----              See Footnote(12)

Jan C. Nickman                       1,320                1,320             -----            -----              See Footnote(13)

Kevin J. Garrison                    1,285                1,285             -----            -----              See Footnote(14)

Kipp Kilpatrick                        913                  913             -----            -----              See Footnote(15)

Robert Baruc                       339,999              200,000            139,999            2.4%              See Footnote(16)




------------------------------------


(1) The amount and percentage of shares of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of such security, or "investment power", which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days.

(2) The members of Critical Mass, LLC ("Critical Mass") consist of G. Paul Sullivan, Paul Speer, David Lanz, Kevin Garrison, Kipp Kilpatrick and Charles E. Walsh. G. Paul Sullivan is the President and a director of Miramar Images, Inc. ("Miramar"), a wholly-owned subsidiary of the Company, and was formally a shareholder of Miramar until the Company's acquisition of such corporation (the "Miramar Acquisition"). Kipp Kilpatrick is an executive officer of Miramar and was also formally a shareholder of Miramar. David Lanz, Kevin Garrison and Paul Speer were shareholders, officers and directors of Miramar until the Miramar Acquisition. David Lanz and Paul Speer have licensed various entertainment properties to the Company in the past and may do so in the future. In addition, Mr. Garrison's accounting firm, Garrison & Kelley, CPA's PLLC performs accounting services for Miramar. Each of the members of Critical Mass had been creditors of Miramar as a result of loans they had extended to it. The Company purchased Miramar's indebtedness to them at the same time it purchased all of Miramar's outstanding shares of capital stock. Pursuant to a contractual obligation if the proceeds of the sale of Critical Mass's shares do not at least equal approximately $900,000 by March 17, 1998 (one year from the Company's acquisition of Miramar's capital stock) the Company must pay the amount of the shortfall to Critical Mass. It is expected that the shares will be sold on or before March 17, 1998 to satisfy debt owed by Critical Mass' members to institutional lenders as well as to determine the amount, if any, of the shortfall.

(3) Steven Churchill is a licensor of certain entertainment properties to Miramar. His shares, which are contained herein, were issued as part of a settlement for unpaid royalties. Pursuant to a contractual obligation if the proceeds of the sale of Mr. Churchill's shares do not at least equal approximately $200,000 by March 17, 1998 (one year from the Company's acquisition of Miramar's capital stock), the Company will be required to pay the amount of the shortfall to Mr. Churchill. It is expected that his shares will be sold on or before such date.

(4) Charles E. Walsh extended a series of loans to Miramar during 1996. The shares set forth were issued to Mr. Walsh as partial settlement of Miramar's indebtedness with respect to such loans. See Footnote (2).

(5) G. Paul Sullivan is the president and a director of Miramar. The shares set forth were issued by the Company in connection with its acquisition of Mr. Sullivan's shares of Miramar capital stock. See Footnote (2).

(6) Garrison & Kelley, CPA's PLLC performs accounting services from time to time for Miramar. The shares set forth were issued to the firm as part of a settlement for amounts owed by Miramar for services rendered. See Footnote (2) and (4).

(7) TRP General Partnership leases office space to Miramar. The shares set forth were issued as part of a settlement for amounts owed by Miramar for past rent.

(8) Eugene Krueger is an executive officer of Baldwin & Associates, Inc. See Footnote (11).

(9) Until the Miramar Acquisition, Paul Speer was an officer, director and shareholder of Miramar. Mr. Speer has licensed various entertainment properties to the Company in the past and it is expected that he will produce and license entertainment properties to the Company in the future. The shares set forth were issued by the Company in connection with its acquisition of Mr. Speer's shares of Miramar capital stock. See Footnote (2).

(10) David Lanz was a shareholder, director and officer of Miramar. Mr. Lanz has licensed various entertainment properties to the Company in the past and he may do so in the future. The shares set forth were issued by the Company in connection with its acquisition of Mr. Lanz's shares of Miramar capital stock.  See Footnote (2).

(11) Baldwin & Associates, Inc. acted as a broker with respect to the Company's acquisition of Miramar. The shares set forth were issued by the Company as partial payment of a fee in connection with such services.

(12) James McKeon has acted as a consultant to Miramar in the past with respect to specific distribution arrangements and entertainment projects and could be retained by Miramar from time to time in the future. The shares set forth were issued as part of a settlement of amounts owed by Miramar to Mr. McKeon.

(13) Jan Nickman is a licensor of certain entertainment properties to Miramar. The shares set forth were issued as part of a settlement of amounts owed by Miramar to Mr. Nickman primarily for royalties.

(14) Kevin Garrison is a member of the accounting firm Garrison & Kelley, CPA's PLLC, which provides accounting services to Miramar. Until the Miramar Acquisition, he also was an officer, director and shareholder of Miramar. The shares set forth were issued by the Company in connection with its acquisition of Mr. Garrison's shares of Miramar capital stock. See Footnotes (2) and (6).

(15) Kipp Kilpatrick is an executive officer of Miramar and, until the Miramar Acquisition, was a shareholder of Miramar. The shares set forth were issued by the Company in connection with its acquisition of Mr. Kilpatrick's shares of Miramar capital stock. See Footnote (2).

(16) Robert Baruc is an executive officer and a director of the Company. The shares set forth were acquired by him upon the merger of A Pix with and into the Company.



                                  PLAN OF DISTRIBUTION

         The Selling Security Holders Securities may be sold pursuant to this Prospectus from time to time by the Selling Security Holders, or by pledgees, transferees or other successors in interest, on the American Stock Exchange (or such other exchange on which the applicable Selling Security Holders Securities are listed at the time of sale), or in the over-the-counter market or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The Selling Security Holders Securities may be sold by various methods, including, but not limited to one or more of the following: (a) directly in a privately negotiated transaction; (b) a block trade in which the broker or dealer so engaged will attempt to sell the Selling Security Holders Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (c) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (d) an exchange transaction in accordance with the rules of such exchange; and (e) ordinary brokers' transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Alternatively, the Selling Security Holders may from time to time offer the Selling Security Holders Securities through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders or the purchasers of Selling Security Holders Securities for whom they may act as agents. In addition, any of the Selling Security Holders Securities which qualify for sale pursuant to Rule 144 under the Act, or otherwise pursuant to an applicable exemption under such act, may be sold other than pursuant to this Prospectus. The Selling Security Holders and any such underwriters, dealers or agents that participate in the distribution of Selling Security Holders Securities may be deemed to be "underwriters" within the meaning of the Act, and any profit on the sale of the Selling Security Holders Securities by such Selling Security Holders and any discounts, commissions or concessions received by such Selling Security Holders may be deemed to be underwriting discounts and commissions under the Act. The Company will not receive any of the proceeds of the offering of the Selling Security Holders Securities hereunder for the account of the Selling Security Holders. See "Use of Proceeds."






                                                           CHART OF DERIVATIVE SHARES


DESCRIPTION OF DERIVATIVE SECURITIES                       Exercise or
------------------------------------                       Conversion Price        Expiration or                  Number of
                                                           PER SHARE               MATURITY DATE                  DERIVATIVE SHARES
                                                           ---------               -------------                  -----------------

Common Stock Purchase Options                             $3.875                   June 30, 2001                      400,000

10% Convertible Subordinated Debentures                    4.50                    June 30, 2003                    1,605,000
due June 30, 2003

Common Stock Purchase Warrants                             6.00                    June 30, 2003                      722,250

Common Stock Purchase Warrants                             4.50                    December 31, 2001                  295,000

Class B redeemable common stock purchase warrants          4.28                    June 22, 1998                      164,555

Common Stock Purchase Option                               3.09                    Six months after the                10,500
                                                                                   effective date of this
                                                                                   registration statement

Common Stock Purchase Warrants                             4.28                    December 31, 2000                   10,500

Common Stock Purchase Warrants                             3.70                    December 31, 2001                  425,805

Common Stock Purchase Warrants                             3.325                   September 30, 1998                  39,375

Common Stock Purchase Warrants                             4.04                    June 30, 2000                       15,750

Common Stock Purchase Warrants                             4.92                    June 20,2000                        21,000

Common Stock Purchase Warrants                             3.80                    Three years after issuance           2,625

Unit Purchase Option                                       4.225                   June 23, 1998                        9,975

Class A common stock purchase warrants                     3.14                    June 22, 1998                        9,975

The Derivative Shares are issuable upon exercise or conversion of the various applicable Derivative Securities described above. In addition, this Prospectus includes the issuance of 9,500 Class B Warrants that are issuable upon exercise of a Unit Purchase Option, having a price of $4.225 per Unit. Each such unit consists of one share of Common Stock; one Class A common stock purchase warrant, each entitling the holder to purchase 1.05 shares of Common Stock at a price of $3.30 (i.e. $3.14 per share) and expiring June 22, 1998; and one Class B Warrant, each entitling the holder to purchase 1.05 shares of Common Stock at a price of $4.50 (i.e. $4.28 per share) and expiring June 22, 1998. The Derivative Shares and Derivative Class B Warrants are being registered pursuant to the Act and offered hereby to permit the issuance by the Company of registered securities upon the exercise or conversion of options, warrants or notes in accordance with their terms. Additional shares of Common Stock may be issuable pursuant to the antidilution provisions of certain of the Derivative Securities, which shares are also being registered hereby pursuant to Rule 416 promulgated under the Act. If all of the warrants and options to purchase the Derivative Shares are exercised, which would include the exercise of the Derivative Class B Warrants, the Company will receive aggregate cash proceeds of approximately $9,949,470. See "Use of Proceeds."

    If required by applicable law, at the time a particular offer of Securities is made, an accompanying Prospectus Supplement will be distributed which will identify and set forth the aggregate amount of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Securities purchased from the Selling Security Holders, any discounts, commissions and other items constituting compensation from the Selling Security Holders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such Prospectus Supplement and, if necessary, post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities.

    From time to time the Company may amend this Prospectus by Prospectus Supplements, or post-effective amendments to the Registration Statement of which this Prospectus is a part, to offer the Securities obtained by persons who may, by virtue of their relationship to the Company, be deemed underwriters under the Act.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may not simultaneously engage in market making activities with respect to such Securities for a specified period prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Security Holders and any person participating in the distribution of the Securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M promulgated by the Commission under the Exchange Act, which provisions may limit the timing of purchases and sales of the Securities by the Selling Security Holders or any such other person.

    In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such jurisdiction, or unless an exemption from registration or qualification is available and complied with.

    The Company will bear all expenses of the registration of the Securities under the Act and all expenses of notices and filings with respect to the Securities under the applicable state Blue Sky laws. The Selling Security Holders will be responsible for any and all discounts, commissions and other compensation to underwriters or dealers in the distribution of the Selling Security Holder Securities.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                      LEGAL MATTERS

    Certain legal matters relating to the legality of the Securities offered hereby have been passed upon for the Company by St. John & Wayne, Heron Tower, 70 East 55th Street, New York, New York 10022.

                                         EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and for the two year period then ended incorporated by reference in this Prospectus have been audited by Richard A. Eisner & Company, LLP, an independent auditor, as set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                          DISCLOSURE OF COMMISSION POSITION ON
                     INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


    The Certificate of Incorporation of the Company provides that the Company shall indemnify to the fullest extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Company. Such indemnification (other than as ordered by a court) shall be made by the Company only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. In addition, the Certificate of Incorporation provides for the elimination, to the extent permitted by Delaware law, of personal liability of directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as directors.

    The Company has entered into an agreement with each Selling Security Holder providing for indemnification of the Company, and its officers, directors and controlling persons, for certain liabilities under the Securities Act.

    Insofar as indemnification of liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.